                                                                     EXHIBIT 4.2

                                STATE OF DELAWARE
                            CERTIFICATE OF CORRECTION

                  Crdentia Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

                  DOES HEREBY CERTIFY:

                  1. The name of the corporation is Crdentia Corp.
                  2. That a Certificate of Amendment to Amended and Restated Certificate of Incorporation of the corporation was filed by the Secretary of State of Delaware on June 14, 2004 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
                  3. The inaccuracy or defect of said Certificate to be corrected is as follows:

                  The combination of the outstanding shares of the Common Stock effected by said Certificate should be effective as of 5:00 p.m., Eastern Time, on June 28, 2004, not as of 5:00 p.m. Eastern Time on the date the Certificate is filed with the Secretary of State of the State of Delaware.

                  4. Article IV Paragraph (A) of the Certificate is corrected to read as follows:

                  "(A) CLASSES OF STOCK. This corporation is authorized to issue two classes, denominated Common Stock and Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. The total number of shares of Common Stock which this corporation is authorized to issue is fifty million (50,000,000), and the total number of shares of Preferred Stock which this corporation is authorized to issue is ten million (10,000,000). Effective as of 5:00 p.m., Eastern Time, on June 28, 2004 each three (3) shares of this corporation's Common Stock, par value $0.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of this corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the fair market value of the Common Stock as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware as determined by this corporation's Board of Directors."

                  IN WITNESS WHEREOF, Crdentia Corp. has caused this certificate to be signed by its Chief Executive Officer as of June 16, 2004.



                                               By: /S/ JAMES D. DURHAM
                                                   -----------------------------
                                                       James D. Durham,
                                                       Chief Executive Officer